UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 28, 2022

Cartesian Growth Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40103	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor
New York, New York	10017
(Address of principal executive offices)	(Zip Code)

(212) 461-6363

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one class A ordinary share and one-third of one Warrant	GLBLU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	GLBL	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	GLBLW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, on September 19, 2021, Cartesian Growth Corporation, an exempted company incorporated under the laws of the Cayman Islands (“Cartesian”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”) and Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” and each a “Company”), entered into a business combination agreement (as previously amended, the “Original Business Combination Agreement”) by and among Cartesian, Rook MS LLC, a Delaware limited liability company (“Umbrella Merger Sub”), TWMH, the TIG Entities, Alvarium, and Alvarium Tiedemann Capital, LLC, a Delaware limited liability company (“Umbrella”), and on October 25, 2022, the Original Business Combination Agreement was amended and restated by the parties thereto (as so amended and restated, the “Business Combination Agreement”), to amend certain terms of the business combination contemplated thereby (the “Business Combination”).

Cartesian is furnishing an updated form of investor presentation that is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference herein. Cartesian may use such presentation in meetings with certain of its potential investors and other persons regarding the Business Combination.

Exhibit 99.1 and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 8.01	Other Events.

The information contained in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.01.

Additional Information and Where to Find It

Cartesian filed on October 17, 2022 a definitive proxy statement/prospectus that is both the proxy statement distributed to Cartesian’s shareholders in connection with Cartesian’s solicitation of proxies for the vote by Cartesian’s shareholders at the extraordinary general meeting to be held at 10:00 a.m., Eastern Time, on November 17, 2022, at which Cartesian’s shareholder will, among other things, consider and vote upon a proposal to approve the Business Combination, as well as the prospectus relating to the offer and sale of securities of Cartesian to be issued in the Business Combination (the “Proxy Statement”). This document does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. The Proxy Statement and other relevant documents were mailed to all Cartesian’s shareholders as of the record date set forth in the Proxy Statement. Cartesian’s shareholders are advised to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the Business Combination as they become available as these materials contain important information about the parties to the Business Combination Agreement, Cartesian and the Business Combination. Shareholders may obtain free copies of the Proxy Statement and other documents filed with the SEC, without charge, at the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017, US.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Participants in the Solicitation

Cartesian, the Companies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Cartesian’s shareholders with respect to the proposed Business Combination. A list of the names of Cartesian’s directors and executive officers and a description of their interests in Cartesian is contained in Cartesian’s Annual Report on Form 10-K for the year ended December 30, 2021, which was filed with the SEC on March 18, 2022 and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Additional information regarding the interests of the participants in the solicitation of proxies from Cartesian’s shareholders with respect to the proposed Business Combination are contained in the Proxy Statement.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Cartesian, the Companies or the combined company expected to result from the Business Combination. For example, statements regarding the outcomes of the proposed Business Combination, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this Current Report on Form 8-K, that, while considered reasonable by Cartesian, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the Business Combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed Business Combination; (iii) the inability to obtain or maintain the listing of Cartesian’s shares on Nasdaq following the Business Combination; (iv) costs related to the Business Combination; (v) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (vi) Cartesian and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving Cartesian or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for Cartesian’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which Cartesian or any of the Companies operate; and (x) other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Cartesian’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the SEC. If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Cartesian nor the Companies presently know or that Cartesian or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Cartesian and the Companies described above. None of Cartesian or any Company undertakes any duty to update these forward-looking statements.

3

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Investor Presentation

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARTESIAN GROWTH CORPORATION

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

Date: October 28, 2022

Exhibit 99.1 Investor Presentation | Fall 2022 A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 1 1

Disclosures This Presentation (together with oral statements made in connection herewith, the “Presentation”) is for informational purposes only to assist interested parties in evaluating the combined company, Alvarium Tiedemann Holdings, Inc. (“Alvarium Tiedemann” or the Company ), that is expected to result from the proposed business combination (the “Business Combination”) among Cartesian Growth Corporation (“Cartesian”), Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”, or “TIG”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” and each a “Company”). TWMH is the parent of Tiedemann Advisors LLC (“Tiedemann Advisors”). References to Alvarium Tiedemann or the Company throughout this Presentation refer to the combined company following the Business Combination. About Alvarium Tiedemann Alvarium Tiedemann is a multi-disciplinary financial services business with a diverse array of investment, advisory, and administrative capabilities which serves clients and investors around the globe. The firm manages approximately $60 billion in combined assets and provides holistic solutions for wealth management clients through a full spectrum of services, including discretionary investment management services, non-discretionary investment advisory services, fiduciary and trust services, administration services, new generational wealth planning services and family office services. Alvarium Tiedemann structures, arranges, and provides a network of investors with co-investment opportunities in a variety of alternative assets which are either managed intra-group or by carefully selected managers with a proven track record in the relevant asset class. Alvarium Tiedemann operates globally, with approximately 450 professionals operating in 24 cities in 11 countries across four continents. No Offer or Solicitation This Presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Cartesian or any of the Companies. The information contained herein does not purport to be all-inclusive and none of Cartesian, the Companies nor any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Prospective investors should consult with their own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment decision to subscribe for securities of Cartesian in connection with the Business Combination. To the fullest extent permitted by law, in no circumstances will Cartesian, the Companies or any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cartesian, the Companies, the proposed private placement or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Alvarium Tiedemann | AlTi 2

Disclosures (Cont.) Forward-Looking Statements Some of the statements in this presentation may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking. Words such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “intend,” “may,” “plan” and “will” and similar expressions identify forward-looking statements. Forward-looking statements reflect management’s current plans, estimates and expectations and are inherently uncertain. The inclusion of any forward-looking information in this presentation should not be regarded as a representation that the future plans, estimates or expectations contemplated will be achieved. Forward-looking statements are subject to various risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, global and domestic market and business conditions, successful execution of business and growth strategies and regulatory factors relevant to our business, as well as assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity and the risks and uncertainties described in greater detail under “Risk Factors” included in Cartesian's annual report on Form 10-K for the fiscal year ended December 31, 2021, Cartesian's Form S-4 originally filed February 11, 2022, and in our subsequent reports filed with the Securities and Exchange Commission, as such factors may be updated from time to time. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Financial Information The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X promulgated under the Securities Act. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any registration statement that may be filed in connection with the Business Combination. Use of Non-GAAP Financial Measures The non-GAAP financial measures contained in this presentation (including, without limitation, Adjusted Revenues, Adjusted Net Income (on both a pre-tax and after-tax basis), Adjusted Net Income per share, Fee-Related Earnings and Fee-Related Earnings Margin) are not GAAP measures of the Company’s financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. A reconciliation of such non-GAAP measures to their most directly comparable GAAP measure is included on page 44 of this presentation. You are encouraged to evaluate each adjustment to non-GAAP financial measures and the reasons management considers it appropriate for supplemental analysis. Cartesian and the Companies believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, these measures may not be comparable to similarly titled measures used by other companies in our industry or across different industries. Industry and Market Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Companies’ own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Companies believe their internal research is reliable, such research has not been verified by any independent source and none of Cartesian, the Companies or any of their respective affiliates nor any of their respective control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Cartesian and the Companies, as applicable, will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Alvarium Tiedemann | AlTi 3

01. About AlTi 02. Market Landscape 03. Business Highlights 04. Financial Highlights 05. Governance 06. Transaction Overview Alvarium Tiedemann | AlTi London | New York | Paris | Milan | Lisbon | Isle of Man | Zurich | Baar | Geneva | Lugano | Washington D. C. | Wilmington | Seattle | Portland | San Francisco | Dallas | Aspen | Palm Beach | Miami | Toronto | Hong Kong | Singapore | Melbourne | Auckland A A Alllv v var ar ariiiu u um m m T T Tiiied ed edem em eman an ann n n | | | A A AlllT T Tiii 4 4 4

01. About AlTi Alvarium Tiedemann | AlTi 5

AlTi at a Glance

Delivering transformational ideas that create enduring value

$60B	450+	$5.6B	20+	$2.4B
Assets Under Advisement (AUM/AUA)	Professionals with diverse experience & expertise	Committed to Impact strategies (1)	Year operating history	Invested alongside clients (1)

Global footprint with presence in 24 major financial centers with a robust financial profile

Information as of June 30, 2022, unless otherwise noted

(1) At year end 2021

Alvarium Tiedemann | AlTi

6

Strategic Underpinnings of AlTi

One ecosystem delivering innovative, best-in-class wealth and asset management solutions

$40B - Wealth Management

- Investment Advisory
- Trust, Fiduciary & Administration
- Family Office

ALVARIUM TIEDEMANN | AlTi

$60B AUM/AUA

$20B - Asset Management

- Alternatives Platform
- Real Estate – Public & Private
- Merchant Banking

Tiedemann Advisors

- Leading U.S.-focused multi-family office providing comprehensive financial advisory
- Client base of UHNW families, entrepreneurs and foundations
- $29B AUM/AUA, 145 professionals
- Founded in 1999

+

Alvarium

- International multi-family office providing investment advisory across wealth & asset management
- Bespoke real estate solutions
- Merchant banking expertise focused on innovation economy
- $23B AUM/AUA, 260 professionals
- Founded in 2009

+

TIG

- Established alternatives management firm focused on capital preservation & uncorrelated returns
- Strong track record of partnerships with strategic managers
- $8B AUM/AUA, 36 professionals
- Founded in 1980

Strategic Rationale

- Strengthened origination opportunities
- Complementary markets & investors
- Enhanced suite of solutions
- New global product capabilities
- Increased operating leverage
- Fortified talent attraction & retention

Information as of June 30, 2022

Alvarium Tiedemann | AlTi

7

Comprehensive Platform Well-positioned to meet the diverse needs of an expanding client base Global Wealth Management Global Asset Management Global Alternative Boutique AlTi Global Banks Family Offices Managers Investment Firms Global Presence Comprehensive Capabilities Alignment with Clients Customized Services Nimble to Capture Opportunities Permanence & Access to Capital Robust Financial Profile Alvarium Tiedemann | AlTi 8

Investment Highlights Uniquely positioned between global family office solutions and alternative asset management Strong, performing businesses Large and growing addressable market Established reputation in the market Both in asset and wealth management Global footprint Recurring and diversified revenue Strategically located in wealth epicenters Consistent, with multiple growth vectors Flexible balance sheet Long-tenured client and investor base Prioritizing opportunistic growth Stable and growing relationships World-class leadership Proven track record and commitment to Impact A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 9 9 9

Near-Term Financial Drivers Well-defined path with a clear trajectory for growth Stable recurring revenue foundation across both asset and wealth management 01. Topline Growth Topline growth fueled by new partnerships Revenue diversification through emerging strategies and solutions Economies of scale that leverage global distribution platform 02. Margin Expansion Efficiencies driven by centralizing operations Accretive acquisition strategy Opportunistic monetization of investments 03. Balance Sheet Strength Strengthened balance sheet as combined company A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 10 10

04. Portfolio Construction 02. Market Landscape Alvarium Tiedemann | AlTi 11

Expanding Market Opportunities Powered by multi-decadal trajectories Massive, Expanding Market Generational Wealth Transfer Shifting To Independence (1) Growth of Global Wealth (2021-2026P) U.S. Wealth Transfer (2018-2042P) U.S. Independent Advisor AUM/AUA (2014-2024P) $Trillions $Trillions $5.5 $609 $70 Trillion from $473 Baby Boomers & Older $3.5 $326 $2.1 GenX & Charities Millennials + 2014 2019 2024P 2016 2021 2026P $609 trillion global opportunity and double-digit $70 trillion wealth transfer creates opportunities Wealth clients seek advice that is independent, growth with clients demanding integrated capabilities for firms that deliver impact, innovation & customized, aligned & integrated with needs and institutional solutions engagement to clients Source: BCG Source: Cerulli Associates Source: Cerulli Associates (1) Includes independent registered investment advisors, hybrid registered investment advisors, and multi-family offices. A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 12 12 12

Global, Growing Client Base Serving evolving client priorities Global Demand for Alternatives Across Generations With Impact Priority Alternative AUM/AUA Growth and Forecast (2011-2026P) Alt. Asset Exposure by Demographic (2021-2024P) Relevance of ESG Factors $Trillions Considers ESG factors Private equity Private debt 85% Does not consider ESG factors 81% Hedge funds Real estate $23.2 Infrastructure Natural resources 7% 60% 48% $13.3 93% of UHNW consider $10.1 32% 32% ESG factors when $8.5 $7.2 investing $6.3 $4.6 93% 2011 2013 2015 2017 2019 2021 2026P Global Millennial UHNW Demand for alternatives, a $23 trillion market by the Next generation particularly interested Clients and investors understand and want to invest end of 2026, aligns with our expertise in direct and co-investment in alternatives responsibly and with intent, as they think about legacy Source: Preqin Source: Ernst & Young Source: Ernst & Young A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 13 13 13 2021 2021 2021

03. Business Highlights Alvarium Tiedemann | AlTi 14

WM AM One Platform Approach Serving complementary and attractive industries Asset Management Wealth Management • Stable fee rates generating a robust • Strong investor demand, particularly in recurring revenue stream private and real asset markets, driving strong fundraising growth • Consistent, solid client retention and • Longer-locked investment vehicles underlying secular tailwinds providing greater revenue visibility • Multiple avenues for co-investment • Differentiated investment strategies with and revenue diversification through performance that is less correlated to the ancillary offerings broader markets • Highly fragmented industry allowing for • Substantial focus on expanding accelerated growth through M&A alternative strategies into the wealth management channel • Ability to compete directly with Global Banks through differentiated offering • Large universe of mid-market managers results in significant M&A opportunities A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 15 15 15

WM AM AlTi Wealth Management – Highlights Resilient and expanding global client base $40B Scale AUM/AUA, $ Billions AUM/AUA as of 1H22 $41 $40 $36 11 Global presence $32 Countries with AlTi offices Significant portion 97% of management/advisory fee revenues recurring fees 95% High client retention AUM/AUA retention for last four years 2019 2020 2021 1H22 8 Long tenured clients Years average client tenure Top 25 Client Asset Composition Client Composition by Assets by Geography with AlTi $3.8B Net positive Impact firm Invested in Impact strategies Other AlTi WM $1.1B Assets Alignment with clients Invested alongside clients 83% U.S. 74% 20+ Non-U.S. Experienced team years operating history 26% Top 25 Client Full suite of Investment Advisory, Multi- Billable Assets Comprehensive capabilities family office and Trust services 17% Information at year end 2021, unless otherwise noted Alvarium Tiedemann | AlTi 16 16

WM AM Wealth Management – Holistic Solutions Combining the services of a family office with the depth of a world-class, global institution Investment Advisory & Impact Estate & Wealth Planning Customized risk-adjusted portfolios Implementation and management Bespoke AlTi Team Expertise curated from Trust & Fiduciary across the firm Wealth protection & Philanthropy tax optimization Strategic giving Access to Co-investments CLIENT & Strategic Advisory An ecosystem of services to suit clients’ needs and goals Family Governance & Education Family Office Services Family structure and Administration of a family’s wealth next-generation engagement Alvarium Tiedemann | AlTi 17

WM AM

AlTi Asset Management – Highlights

Differentiated provider of public and private market solutions serving growing alternatives market


AUM/AUA, $ Billions
$15
$17
$20
$20
2019
2020
2021
1H22

Asset Composition by Platform, at 1H22


Real Estate
$12B
Alternatives Platform
$8B

Scale	$20B AUM/AUA as of 1H22
Significant portion recurring fees	58% of management/advisory fee revenues
Alignment with clients	$1.3B Invested alongside clients
Experienced team	40+ years of operating history across market cycles
Net positive Impact firm	$1.8B Invested in Impact strategies
Comprehensive solutions	Public and Private market opportunities and advisory services

Alvarium Tiedemann | AlTi

Information at year end 2021, unless otherwise noted.

18

WM AM

Asset Management – Platform Breakdown

Global network of capabilities built on an end-to-end support platform

1980

Alternatives Platform
Four fund strategies

Strategies

- Event-Driven Merger Arbitrage
- Real Estate Bridge Lending
- Asian Credit Opportunities
- European Long Short Equity

Focus

Uncorrelated investment opportunities in specialist strategies

Products

Funds, SMAs, SPVs, UCITs, AIF's

2009

Real Estate – Private Markets
Direct investments – 27 equity and 21 debt transactions realized since inception

Strategies

- Forward funding
- Development
- Income
- Value-add
- Planning
- Housing for homeless (*Home Long Income*

Focus

Geography and sub-sector selection based on themes and teams

Products

Funds, SPVs

2011

Merchant Banking
220+ transactions [1]

Select Clients

TRADESHIFT, CONSTRUCTEL, global, DMGT, News Corp, ZPG, FAIRFAX AFRICA, DCRB

Focus

Media, consumer, technology and innovation sectors across both private and public markets

Strategies and Services

Strategic Advisory, Private Placements, M&A, Co-investments

2017

Real Estate – Public Markets
Two UK REITs

Strategies

LXi REIT Long Indexed Income, HOME REIT PLC

Focus

Inflation-protected income, capital growth and Impact investing

Products

Funds

Investors – Institutional Investors, Multi-family Offices, Single-family Offices, Ultra-High-Net-Worth, Consultants, Sovereign Wealth Funds

Information as of June 30, 2022, unless otherwise noted
(1) Completed by co-heads of Merchant Banking in their careers

Alvarium Tiedemann | AlTi

19

WM AM Asset Management: Alternatives Platform Stable returns against volatile market backdrops o UK main market listed REIT o UK FTSE 250 listed REIT th o 6 largest REIT in UK o Largest social Impact REIT in UK (1) o Market Cap: £1.3B/U.S.$1.6B o Market Cap: £909m/U.S.$1.1B o Total Return Since IPO (10/9/20): +83% o Total Return Since IPO (2/27/17): +22% Performance of UK REITs LXI +83% HOME +22% FTSE 250 +14% 2/27/17 10/27/17 6/27/18 2/27/19 10/27/19 6/27/20 2/27/21 10/27/21 6/ 6/ 27/ 30/ 222 2 All information as of June 30, 2022 unless otherwise noted Benchmark : FTSE 250 Index (1) LXi merged with Secure Income REIT on July 5, 2022. On September 30, 2022 the Market Cap was £2.1B/US$2.4B. Alvarium Tiedemann | AlTi 20

WM AM

Asset Management

Stable returns against volatile market backdrops

TIG Arbitrage

	TIG Arbitrage	MSCI	HFRI
Annualized Performance	6.3%	5.4%	3.6%
Volatility	3.2%	15.0%	5.5%



TIG Arbitrage +511%
MSCI +412%
HFRI +67%
1/31/93
1/31/97
1/31/01
1/31/05
1/31/09
1/31/13
1/31/17
6/30/22

European Equities

	Euro Equities	MSCI	HFRI
Annualized Performance	12.8%	6.3%	4.4%
Volatility	11.1%	16.0%	5.8%



Purchase Date
European Equities +90%
MSCI +38%
HFRI +26%
3/31/17
6/30/18
9/30/19
12/31/20
6/30/22

Bridge Lending Real Estate

	Bridge Lending	MSCI	HFRI
Annualized Performance	8.8%	4.5%	3.6%
Volatility	0.7%	15.5%	5.5%



Purchase Date
Bridge Lending Real Estate +756%
MSCI +210%
HFRI +67%
1/31/97
1/31/01
1/31/05
1/31/09
1/31/13
1/31/17
6/30/22

Asia Credit and Special Situations

	Asia Credit	MSCI	HFRI
Annualized Performance	7.0%	4.1%	3.7%
Volatility	4.7%	15.1%	5.1%



Purchase Date
Asia Credit +74%
MSCI +39%
HFRI +35%
8/30/14
11/30/15
2/28/17
5/31/18
8/31/19
11/30/20
6/30/22

All information as of June 30, 2022
Benchmarks include: MSCI World Index (USD) and HFRI Asset Weighted Composite Index.
(1) Past performance does not guarantee or indicate future results. The historical net performance presented above are unaudited. Please see the appendix for additional information.

Alvarium Tiedemann | AlTi
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WM AM Clear Value Creation Roadmap AlTi ecosystem presents significant growth opportunities • Expand public and private real estate business geographic focus and product offering • Expand into complementary domestic and international markets New investment strategies & global presence • Provide clients in four continents with a localized offering while addressing their multi-jurisdictional needs • Capture opportunity with identified pipeline of strategic acquisitions and partnerships with strategic managers Select acquisitions & stakes in strategic managers • Increase ownership stakes in best-in-class managers • Expand Impact strategies across businesses and geographies Growth through Impact offering • Increase total assets committed to Impact strategies • Fortify client base through exceptional service and innovative solutions • Grow client base enhanced by scale, skills and experience gained in combination Expanded client base & deepened existing relationships • Increase existing relationships through new investment solutions and complementary services A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 22 22

WM AM Demonstrated Track Record Strategic acquisition and integration of asset managers & wealth managers Select AlTi M&A Examples Wealth Management Asset Management Illustrative Acquisition Criteria Illustrative Acquisition Criteria • Expand global footprint • Diversify management fee • Uncorrelated to equity markets • Proven and repeatable revenue base earnings streams • Increase scale & talent • Leverage support platform • AUM/AUA at acquisition (distribution, operations) • AUM/AUA at acquisition • Leverage services (i.e., Trust) $2 to $10B+ $500M to $5B+ • Expand management fee • Expand Impact strategy revenue base Integrated Participations in Acquisitions Specialist Managers Alvarium Tiedemann | AlTi 23

WM AM M&A Will Continue to be a Key Driver of Growth Compelling universe of opportunities Transacted AUM/AUA by Asset Class and Share Alternative Asset Management Industry $ Billions Traditional Alternatives Wealth Management Combined alternative and wealth management share of total transactions 83% $4,000 80% $3,342 OPPORTUNITY SET 2,000+ funds have $2,935 $3,000 AUM/AUA of $500M to $5B Seeding & Larger Funds Incubation Selling Stakes $2,000 79% Mid-Market Growth 92% $500M $5B Opportunity $1,262 $1,289 $1,000 • By focusing on mid-sized specialist firms in our target AUM/AUA range, we seek to capitalize on businesses that have reached a growth inflection point. • We look to accelerate growth by providing efficient, low-touch operational support, $- strategic guidance and distribution. 2019 2020 2021 8/31/22 YTD Alvarium Tiedemann | AlTi 24 Source: Piper Sandler

WM AM Our Impact Committed to serving our clients in an objective and transparent way We succeed together by managing our collective impact on the world. Responsible Investing • Multi-asset class portfolios generating quantifiable social & environmental outcomes • Embedded ESG evaluation throughout the investment process • Proprietary values-based survey to tailor portfolios to client’s Impact & values objective • ESG and Impact reporting fully integrated into client portfolio reporting $5.6B $25B committed to expect to commit to Impact Impact strategies through 2021 strategies by 2030 Alvarium Tiedemann | AlTi 25

04. Financial Highlights Alvarium Tiedemann | AlTi 26

Stable and Profitable Performance Strong track record of growth and margin expansion Asset Growth Recurring Income Margin Expansion Combined Reported Revenue by Fee Type Combined Year-End AUM/AUA Combined Economic EBITDA $Billions $Millions $Millions Margin Advisory Fees Incentive Fees Other Income/Fees 30% $265 $61 $79 $16 $53 $47 $199 $47 $7 22% $173 $34 $6 $18 $43 15% $202 $26 $158 $149 2019A 2020A 2021A 2019A 2020A 2021A 2019A 2020A 2021A Alvarium Tiedemann | AlTi 27

Our Long-Range Targets Reflect continued execution of proven business model (1) Organic growth plan • Annual AUM/AUA growth rate High single-digit percentage • Annual Revenue growth rate Low-teens percentage (2) • EBITDA margin Expansion to mid-to-high 30s Inorganic opportunities • Successful execution of M&A opportunities expected to be a key driver of additional growth (1) Growth rate represents long term annual growth, on average and over time. A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 28 28 (2) Expect 2022-2023 margins will be negatively impacted by investments in public market readiness.

Asset Management Wealth Management 1H 2022 Overview Topline growth amid a challenging market backdrop +25% +12% $112.3 +6% $120.4 $89.7 $107.4 $60.1 $57.0 $50.3 $58.3 $19.5 $32.1 $18.9 $49.5 $62.0 $40.6 $38.1 $57.6 $62.0 $57.9 1H21 1H22 1H21 1H22 1H21 1H22 (1) (1) AUM/AUA ($B) Total Revenue Mgmt./Advisory Fees Alvarium Tiedemann | AlTi (1) Segment breakdown based on internal Information 29

05. Governance Alvarium Tiedemann | AlTi 30

Board of Directors Strong governance is at the foundation of our organization Governance Summary Board Independence and Diversity - Diversity of experience across financial services industry § Board comprised of representatives of independent directors (6), including Chairman of Cartesian Growth Corporation; and representatives of - Diversity of international experience Alvarium (2) and Tiedemann Advisors and TIG (3) - Diversity of gender § Independent directors include former CEOs of major financial institutions, - Majority independent directors including Citi Private Bank (North America) and Fifth Third Bancorp § Committees comprised of independent directors in accordance with Nasdaq listing standards Strong Corporate Governance Practices 55% 55% - Separation of Chairman and CEO roles of Directors are of Directors are (1) - Shareholder-friendly Corporate Governance Principles diverse Independent - Audit, Finance & Risk Committee - Strong Code of Ethics reflects culture of compliance - Insider Trading Policy creating limited trading windows and pre-clearance policy - Focus on cyber-security risk management (1) As defined by Nasdaq’s diversity rules A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 31 31

Board of Directors

Independent Board Directors



Kevin T. Kabat
Former Vice-Chairman, CEO
Fifth Third Bank
Chair



Timothy Keaney
Bank of New York



Judy Lee
MD of Dragonfly LLC



Hazel McNeilage
Queensland Investment



Tracey B. Warson
Citi Private Bank



Peter Yu
Cartesian Capital

Board Committees

Committee	Chair
Audit, Finance & Risk	Timothy Keaney
Environmental, Social, Governance & Nominating	Tracey Warson
Human Capital & Compensation	Hazel McNeilage

AlTi Board Representatives



Michael Tiedemann



Nancy Curtin



Spiros Maliagros



Craig Smith



Ali Bouzarif

Alvarium Tiedemann | AlTi

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Experienced Leadership Bringing a breadth of global industry experience Executive Team Michael Tiedemann Christine Zhao Kevin Moran Alison Trauttmansdorff Claire Verdirame Laurie Jelenek CEO Chief Financial Officer Chief Operations Officer Chief HR Officer Chief Marketing Officer Chief People Officer New York New York London London New York Board Member New York Wealth Management Asset Management Nancy Curtin Craig Smith Spiros Maliagros Jonathan Goodwin Simon Lee Jonathan Elkington Robert Weeber CIO – Global WM Chair - Global WM Alternatives Platform Merchant Banking Public Real Estate Private Real Estate International WM Board Member Board Member Board Member London London London Zurich London New York New York Alvarium Tiedemann | AlTi 33

Our Commitment to Impact Sustainable practices across corporate activities Our goal is generating sustainable financial returns with net positive impact. Our strategy and efforts are led by Chief Impact Officer, Jed Emerson. Culture at Core – Diversity, Equity & Inclusion is a matter of principle for us and fundamental to how we operate – Commitment to inclusive culture, hiring practices, educational programs, community involvement and environmental programs – Value diversity of thought, ideas and perspectives needed to provide best-in-class services UN PRI DEI B Corp Net Zero UN Principles for Diversity, Equity & Targeting Net Zero Targeting a Benefit Responsible Investment Inclusion Belonging carbon emissions Corporation Signatory since 2018 Pledge by 2030 by 2025 A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 34 34

Investment Highlights Uniquely positioned between global family office solutions and alternative asset management Strong, performing businesses Large and growing addressable market Established reputation in the market Both in asset and wealth management Global footprint Recurring and diversified revenue Strategically located in wealth epicenters Consistent, with multiple growth vectors Flexible balance sheet Long-tenured client and investor base Prioritizing opportunistic growth Stable and growing relationships World-class leadership Proven track record and commitment to Impact A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 35 35 35

06. Transaction Overview Alvarium Tiedemann | AlTi 36

Transaction Summary Transaction Structure • TWMH, TIG Entities & Alvarium will combine and become a publicly listed company through a business combination with Cartesian Growth Corporation (NASDAQ: GLBL) • The post-combination company will be listed on Nasdaq under the ticker GLBL • The transaction, inclusive of the PIPE investment, will provide capital to support the company’s continued growth and for future acquisitions Permanence, Commitment & Alignment • 96%+ of equity held by operating partners is being rolled into the post- closing company • Multi-year lock-up for active partners and sponsor: - 40%, 30%, 30% released after year one, two and three, respectively A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 37 37

Transaction Overview $Millions; unless otherwise stated Estimated Sources and Uses Illustrative Pro Forma Valuation Share Price $ 10.00 Stock Consideration (Equity Rollover) $ 881 60% (x) Pro Forma Shares Outstanding 147.1 SPAC Cash in Trust 345 24% Pro Forma Equity Value $ 1,471 Cash Raised from PIPE 165 11% Less: Assumed Pro Forma Net Cash 303 Sponsor 76 5% Pro Forma Enterprise Value $ 1,169 Total Sources $ 1,467 100% Rollover Equity $ 881 60% Cash Used for Secondary Share Purchases 100 7% Transaction Expenses (Est.) 59 4% Cash to Balance Sheet 351 24% Illustrative Pro Forma Ownership Sponsor 76 5% Total Uses $ 1,467 100% 5% 12% Existing Partners & Families Notes: SPAC Shareholders • Excludes shares subject to 5-year earn-out - 9.9 million shares subject to be issued to Existing Partners & Families upon achieving a share price of $12.50 (50%) and $15.00 (50%) - 1.1 million Sponsor shares subject to forfeiture. Such forfeiture to be canceled at a share price of $12.50 (50%) and $15.00 (50%) PIPE Investors • Excludes the impact of warrants and future management equity compensation 23% 60% • Assumes no public shareholder redemptions • Assumes $100 million of secondary share sales and $59 million of transaction expenses (including $8 million of public market readiness Sponsor expenses) • The Pro Forma Enterprise Value of $1,169 million presented here differs from the term Companies Enterprise Value of $1,080 million used in the Amended and Restated Business Combination Agreement. Pro Forma Enterprise Value reflects adjustments of $42 million of shares decoupled from the Companies’ earn-out contingency, $37 million for the Companies’ Closing Cash Adjustment, and $10 million of certain transaction expenses, which were removed in connection with the determination of the amount of the equity rollover Alvarium Tiedemann | AlTi 38

Value-creating Cartesian Growth Corporation SPAC sponsored by affiliate of Cartesian Sponsor & Partner The Cartesian team has a demonstrated ability to create value built on strategic advice, risk Select Cartesian Investments management, business intelligence & institutional systems + $ 20 years 3.0B AUM/AUA global Experience building private transnational businesses equity organization AlTi Alignment + + 55 40 Lock-up AlTi Board Multi-year lock-up Peter Yu (CGC Chairman / Market-leading Countries in which Cartesian’s transactions investments operate for remaining CEO & Cartesian Managing sponsor shares Partner) to join AlTi board Alvarium Tiedemann | AlTi 39

Appendix A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 40 40

Wealth Management

Collaborating with clients to create value as they define it

Investment Advisory

Maximize wealth over the long term by balancing risk and reward through adhering to disciplined risk management and diversification.

Build sophisticated investment portfolios tailored to clients' specific objectives, return expectations, liquidity parameters, tax constraints and risk tolerances.

Provide expanded toolkit of socially responsible, sustainable and Impact investments, customized investment solutions, thematic expertise and proprietary total portfolio Impact reporting.

Family Office

Offer tailored outsourced family office solutions and administrative services covering:

- Family governance and transition services (wealth, estate and multigenerational planning)
- Philanthropy services
- CFO and outsourced family office services
- Lifestyle and special projects

Trust, Fiduciary & Administration

Ensure clients' wealth is preserved, protected and distributed as intended.

Provide full corporate trustee and executor services with a highly advantageous benefit of Delaware, Isle of Man and Switzerland situs.

Establish and manage pooled investment structures.



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Asset Management Differentiated solutions across alternative strategies Alternatives Platform Real Estate – Public & Private Merchant Banking Align with the needs of institutional Select sub-sectors based on in-house Provide strategic advice, M&A investors by acquiring growth industry knowledge and long-term advisory services and capital equity positions in established analysis of cyclical and geographic solutions primarily for family- global specialists with proven and trends. controlled entities and entrepreneur- recurring earnings streams. led businesses. Focus on UK, European and U.S. Focus on identifying uncorrelated residential, long-income commercial, Offer co-investment opportunities in investment opportunities in both student housing, hospitality, added-value growth companies across innovation public and private markets. development and asset-rich operational and Impact through relationships companies across the capital stack. with leading investors. Provide opportunity to execute on a portfolio of identified strategic Manage Impact funds with the aim of Focus on the media, consumer, acquisitions and investments in the alleviating homelessness in the UK. technology and innovation sectors near term. with a global remit. A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 42 42 42

Footnotes

Slide 21
Past performance does not guarantee or indicate future results. The historical net performance presented above are provided from inception of each fund through June 2022 and are unaudited.

The TIG Arbitrage Strategy returns reflect the deduction of the actual management fees (represents the actual management fees paid by investors for such month which may be lower than the stated management fee) and stated performance fees and expenses at the specified times but do not include the deduction of any applicable taxes, and include the reinvestment of all dividends and other earnings with respect to the fund's assets.

The returns for Real Estate Bridge Lending strategy are based on returns for the flagship Real Estate Bridge Lending Strategy fund provided to TIG by an external strategic manager. Returns were provided net of all fees charged to the flagship fund in this strategy, but did not take into account taxes, change in unit values, third-party expenses, or redemption charges.

The returns for European Equities are based on returns for European Equities' benchmark portfolio. Returns for European Equities provided were net of management and incentive fees, expenses, and applicable taxes.

The returns for Asia Credit and Special Situations are based on returns for the flagship Asia Credit and Special Situations fund provided to the TIG Entities by our External Strategic Manager. Returns for Asia Credit provided were net of management and incentive fees, expenses, and applicable taxes.

Each of the managers managed strategies and/or funds over the relevant periods that are not included in the investment performance information above because they are not the primary strategy and/or fund of the manager. If the performance of the omitted strategies and funds were included, the investment performance shown may be lower. An investor may be subject to different taxation depending on the jurisdiction of the investor or relevant manager.

The MSCI and HFRI performance information is included to show relative market performance for the periods indicated and not as a standard of comparison. Each of HFRI and MSCI differs in numerous respects from the portfolio composition of any fund comprising the investment returns presented. The indices are not included to imply that any fund is comparable to an index in composition or element of risk. Returns for the MSCI are gross of dividend reinvestment. No representation is made hereby with respect to the accuracy or completeness of the index data.

A description of the strategies is provided below:

TIG Arbitrage: The TIG Arbitrage strategy is TIG's event-driven strategy based in New York. This strategy, which has approximately $3.2 billion of AUM as of June 30, 2022, focuses on 0-to-30-day events within the merger process. The investment team employs deep research on each situation in the portfolio with a focus on complex, hostile, up-for-sale situations where our primary research work can drive uncorrelated alpha. The research and investment process is focused on hard catalyst events and is not dependent on deal flow.

Bridge Lending Real Estate: The Bridge Lending Real Estate strategy is managed by an external manager based in Toronto and focuses on complex construction, term, and pre-development bridge loans throughout North America. The strategy has approximately $2.3 billion AUM as of June 30, 2022. The strategy's diversified portfolio primarily consists of first lien mortgages with little to no structural leverage. The team places an emphasis on risk management via rigorous underwriting consisting of borrower analysis, vetting, and extensive monitoring across all major real estate asset classes.

European Equities: The European Equities strategy is managed by an external manager based in London. The strategy has approximately $1.5 billion AUM as of June 30, 2022 and trades the portfolio actively and absolute return-oriented with a focus on financials, cyclicals, and mining and minerals. The strategy is market agnostic and runs with a variable net exposure, equally comfortable net long or net short.

Asia Credit: The Asia Credit strategy is managed by an external manager based in Hong Kong. The strategy has approximately $1.3 billion AUM as of June 30, 2022, and includes performing, stressed, and distressed bonds and loans throughout the Asia Pacific region. The manager strives to capitalize on what It believes is an under-researched and inefficient market with limited competition and attractive levels of stressed and distressed activity.

Alvarium Tiedemann | AlTi 43

Non-GAAP reconciliation

Pro Forma Combined Adjusted Net Income and Combined Adjusted EBITDA

Amounts in 000's	Year Ended December 31, 2020 [1]	Year Ended December 31, 2021 [1]
Pro Forma Combined Adjusted Net Income and Combined Adjusted EBITDA		
Pro forma net income attributed to Alvarium Tiedemann	$ 6,475	$ 11,037
Pro forma net income attributed to non-controlling interests in subsidiaries	5,487	9,679
Pro forma net income	11,962	20,716
Income tax expense	2,729	4,727
Pro forma net income before taxes	14,691	25,443
Equity settled share-based payments P&L[a]	1,154	5,533
Transaction expenses[b]	(976)	34,545
Legal settlement[c]	2,200	565
Impairment of equity method investment[d]	6,313	2,364
Change in fair value of (gains) / losses on investments [e]	266	(2)
Fair value adjustments to strategic investments[f]	(7,670)	(15,370)
Change in fair value of warrant liability[g]	181	(814)
Pro forma adjusted income before taxes	16,159	52,264
Adjusted income tax expense	(2,457)	(8,810)
Pro Forma Combined Adjusted Net Income	13,702	43,454
Net income attributed to non-controlling interests in subsidiaries	6,549	18,626
Pro forma Combined Adjusted Net Income attributable to Alvarium Tiedemann	7,153	24,828
Net income attributed to non-controlling interests in subsidiaries	6,549	18,626
Adjustments related to joint ventures and associates[h]	7,615	3,313
Interest expense, net	3,364	4,849
Income tax expense	2,730	4,727
Adjusted income tax expense less income tax expense	(272)	4,083
Depreciation and amortization	15,938	16,383
Pro Forma Combined Adjusted EBITDA	$ 43,077	$ 76,809
Pro Forma Earnings Per Share	$ 0.07	$ 0.12
Pro Forma Adjusted Net Income Per Share	$ 0.08	$ 0.27
Pro Forma Number of Shares	86,531,815	90,677,938

Please refer to Cartesian's final prospectus / definitive proxy statement filed with the SEC in connection with the Business Combination on October 17, 2022 for more information on each line item presented above.

(1) Assuming no redemptions

Alvarium Tiedemann | AlTi

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Glossary Assets Under Management and Assets Under Advisement. For financial presentation purposes, total assets under management and assets under advisement (“AUM / AUA”) of the Combined Company consists of: (i) assets under advisement (“AUA”) and assets under management (“AUM”) of TWMH; (ii) AUM of TIG Entities; and (iii) AUA and AUM of Alvarium. AUM / AUA of TWMH includes billable and non-billable assets. Billable assets represent the portion of assets on which TWMH charges fees. Non-billable assets are exempt of fees. They consist of assets such as cash and cash equivalents, real estate, investment consulting assets and other designated assets. As of June 30, 2022, TWMH’s AUM / AUA is $28.8 billion; AUM accounts for $18.9 billion and AUA accounts for $9.9 billion. AUM / AUA of Alvarium includes billable and non-billable assets. Billable assets represent the portion of assets on which Alvarium charges fees; these are assets in which Alvarium is acting in a fiduciary capacity as well as co- investment assets. For the purpose of calculating co-investment assets, Alvarium includes the gross asset value of all assets managed or supervised by operating partner subsidiaries, affiliates and joint ventures in which Alvarium holds either a majority or minority stake. Non-billable assets are exempt of fees. As of June 30, 2022, Alvarium’s AUM / AUA is $22.7 billion. AUM of the TIG Entities includes the assets under management of each of the TIG Entities’ external strategic managers. External strategic managers are those managers in which the TIG Entities have made an external investment, and the strategies of these managers include Real Estate Bridge Lending, European Long/Short Equity and Asian Credit. As of June 30, 2022 the TIG Entities’ AUM is $8.5 billion; internal strategies account for $3.2 billion and external strategic managers account for a combined $5.2 billion. Unless otherwise defined, AUM refers to assets on which a business provides continuous and regular billable supervisory or management services. As noted, the AUM of each of the TIG Entities and the Combined Company includes the AUM of the TIG Entities’ external strategic managers as we believe including such AUM presents a more accurate depiction of the respective businesses. However, the AUM of the external strategic managers should not be viewed as part of the AUM of the TIG Entities or the Combined Company for regulatory and/or statutory purposes under the U.S. Investment Advisers Act of 1940, as amended. Economic EBITDA. For financial presentation purposes, Economic EBITDA represents management’s view of the underlying economic earnings generated ed by the Company after the recognition of a profit by the Company after the recognition of a profit--share participation in one of the affiliates of the Combined Company. Fee Type Breakdown. Advisory fees represent fees recurring in nature, primarily management fees. Incentives fees represent performance/incentive comprised of both carried interest payment on co-investments and annual performance or incentive fees earned from investment management and advisory services or fund management. Other income/fees represent merchant banking advisory fees. Alvarium Tiedemann | AlTi 45

Thank You A Allv var ariiu um m T Tiied edem eman ann n | | A AllT Tii 46 46